2024 SUMMARY ANNUAL REPORT

TRANSFORMING FOR WHAT'S NEXT



Northwest Bancshares, Inc.

Directors and Officers

Board of Directors

Timothy B. Fannin
Chairman of the Board
Retired Partner
Catalano, Case, Catalano
& Clark-Radzieta, LLP

Timothy M. Hunter
Vice Chairman of the Board
President and Chief Executive Officer
McInnes Rolled Rings

Robert M. Campana
Chief Executive Officer
Campana Development

Deborah J. Chadsey
Attorney and Partner
Kavinoky Cook, LLP

Wilbur R. Davis
Retired Co-Founder and
Chief Executive Officer
Ontario Systems, LLC

John P. Meegan
Retired Executive Vice President
and Chief Operating Officer
Hefren-Tillotson, Inc.

Mark A. Paup
President and Chief Executive Officer
Zippo Manufacturing,
W.R. Case and Sons Cutlery Company

Louis J. Torchio
President and Chief Executive Officer
Northwest Bancshares, Inc.

David M. Tullio
President and Chief Executive Officer
Custom Engineering Company,
LAMJEN, Inc.

Pablo A. Vegas
President and Chief Executive Officer
of the Electric Reliability Council of Texas

Amber L. Williams
Senior Vice President,
Deputy General Counsel at
Bath & Body Works

Executive Management

Louis J. Torchio
President and Chief Executive Officer

Carey A. Barnum
Chief Auditor

Gregory J. Betchkal
Chief Risk Officer

Urich T. Bowers
Chief Consumer Banking
and Strategy Officer

James M. Colestro
Chief Retail Lending Officer

Thomas K. Creal IV
Chief Credit Officer

Devin T. Cygnar
Chief Marketing and
Communications Officer

Jay M. DesMarteau
Chief Commercial Banking Officer

Kyle P. Kane
Chief People Officer

Richard K. Laws
Chief Legal Counsel and
Corporate Secretary

Douglas M. Schosser
Chief Financial Officer

Scott J. Watson
Chief Information Officer



DISCLOSURE STATEMENT

This report may contain forward-looking statements with respect to the financial condition and results of operations of Northwest Bancshares, Inc. (the "Company") and the proposed merger between the Company and Penns Woods Bancorp, Inc. (the "Merger"), including, without limitation, statements relating to certain plans and expectations relating to the Merger. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements, include among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including inflation and an increase in non-performing loans; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses or the ability to complete sales transactions; (7) increased risk associated with commercial real-estate and business loans; (8) changes in liquidity, including the size and composition of our deposit portfolio; (9) reduction in the value of our goodwill and other intangible assets; (10) the failure of the Merger to close for any reason or the possibility that any of the anticipated benefits of the Merger will not be realized; and (11) the effect of any pandemic, war or act of terrorism. These and other risk factors are more fully described in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 under the section entitled "Item 1A - Risk Factors," and from time to time in other filings made by the Company with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, as actual results may differ materially from those expressed or implied. Management has no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release, except as required by law.

Who We Are

Headquartered in Columbus, Ohio, Northwest Bancshares, Inc. is the bank holding company of Northwest Bank. Founded in 1896 and headquartered in Warren, Pennsylvania, Northwest Bank is a Pennsylvania-chartered savings bank offering a complete line of business and personal banking products, as well as employee benefits and wealth management services. As of December 31, 2024, we held assets of $14.4 billion and operated 130 full-service financial centers and 11 free standing drive-up facilities in Pennsylvania, New York, Ohio and Indiana.

Since 1896, we have helped our customers reach their financial goals and served our communities.
Today, we are transforming for what's next.

Market Coverage

NY
Niagara
Monroe
Erie
Chautauqua
PA
Erie
Warren
McKean
Potter
Tioga
Crawford
Forest
Elk
Cameron
Clinton
Venango
Mercer
Clarion
Clearfield
Centre
Butler
Armstrong
Cambria
Blair
Allegheny
Washington
Dauphin
Lebanon
Lancaster
York
Montgomery
Philadelphia
Delaware
OH
Lorain
Cuyahoga
Summit
Franklin
IN
Saint Joseph
Elkhart
Kosciusko
Allen
Grant
Delaware
Randolph
Hamilton
Monroe
Greene

☆ **Northwest Bancshares, Inc. —** Columbus, Ohio
☆ **Northwest Bank —** Warren, Pennsylvania



We support customers nationwide in the commercial business segments of Corporate Finance, Sponsor Finance, Equipment Finance, Sports Finance, Restaurant and Franchise Finance and Small Business Administration (SBA) lending.

Dear Shareholders,



> **Serving our neighbors, small businesses and commercial clients is central to our mission. Our multi-year transformation into a more innovative and forward-looking bank with enhanced commercial and consumer capabilities is well underway and delivering results.**

On behalf of Northwest Bank, I am pleased to share that we delivered solid financial results in 2024 thanks to our multi-year transformation focused on sustainable, responsible growth and the hard work and dedication of our talented team.

We continue to enhance services and capabilities, expand our footprint and focus on our customers and communities to provide long-term value to the people we serve and ensure we're always ready for what's next.

Our core operating performance in 2024 has positioned us for continued, sustainable growth in the years to come, with adjusted net income[1] of $132.8 million, or $1.04 per share. Our balance sheet and capital ratios remain strong with tangible common equity to tangible assets[1] of 8.65%, which provides us with flexibility for continued growth. Our adjusted return on average equity[1] (adjusted ROAE) was 8.49%, and our adjusted return on average assets[1] (adjusted ROAA) was 0.70%.

Over the past several years, we have been focused on increasing our commercial capabilities, launching new verticals in Sponsor Finance, Restaurant and Franchise Finance, Sports Finance, Equipment Finance and Small Business Administration (SBA) lending to serve commercial clients across the country. This expansion began to deliver for us in 2024, growing our commercial loan portfolio by $348.7 million.

Amid a dyanmic rate environment, Northwest deposits grew by $164.7 million as a result of our team's focus on deposit gathering and retention through our suite of products that offer competitive pricing. This growth has positively impacted our balance sheet by allowing us to reduce our reliance on more expensive wholesale funding sources.

As part of our growth strategy, Northwest Bancshares, Inc. announced in 2024 a definitive agreement to acquire Penns Woods Bancorp, serving North Central and Northeastern Pennsylvania. The all-stock transaction is valued at approximately $270 million as of the date the merger agreement was executed and is expected to be completed on or before the third quarter of 2025. Total assets of the combined company are expected to be in excess of $17 billion total pro forma assets, placing us among the nation's top 100 largest banks.

 THE COMPANY'S CORE EARNINGS AND STRONG BALANCE SHEET UNDERSCORE OUR ONGOING COMMITMENT TO SUSTAINABLE, RESPONSIBLE GROWTH.

 ONCE COMPLETE, THE ACQUISITION OF PENNS WOODS BANCORP WOULD PLACE US AMONG THE NATION'S 100 LARGEST BANKS.

[1] *See reconciliation of non-GAAP financial measures on page 18*



Serving our neighbors, small businesses and commercial clients is central to our mission. Our multi-year transformation into a more innovative and forward-looking bank with enhanced commercial and consumer capabilities is well underway and delivering results.

Thanks to our strong financial health, we continue to provide meaningful return to our valued shareholders. I am pleased that in the fourth quarter of 2024, we delivered a cash dividend for the 121st consecutive quarter, representing an annualized dividend yield of approximately 6.1%.

As we look ahead, we are excited for what's next. I'd like to thank the dedicated members of our Northwest team for making it all possible. We appreciate your service, expertise and commitment to doing what's right for your colleagues, customers and communities. Together, we are forging ahead in an evolving marketplace and continue to deliver long-term value for our shareholders. As you will see in the pages of this report, we continue to chart a course into the new era.

Thank you for your trust and support.

Sincerely,

Louis J. Torchio
President and Chief Executive Officer

2024 HIGHLIGHTS

$100M
NET INCOME

$164.7M
DEPOSIT GROWTH

$348.7M
COMMERCIAL LOAN GROWTH

$14.4B
TOTAL ASSETS

Key Stats

$14.4B	$11.1B	$12.1B
ASSETS	LOANS, NET	DEPOSITS

SOURCE OF FUNDS
42%
21%
17%
16%
2%

●	Checking Accounts	42%
●	Certificates of Deposit	21%
●	Savings Accounts	17%
●	Money Market Accounts	16%
●	Borrowed Funds	2%
●	Subordinated Debt	1%
●	Junior Subordinated Debt	1%

INVESTMENT OF FUNDS
24%
22%
16%
15%
15%
8%

●	Mortgage Loans	24%
●	Commercial Real Estate	22%
●	Cash and Investments	16%
●	Consumer Loans	15%
●	Commercial Loans	15%
●	Home Equity Loans	8%

STOCK PRICE PERFORMANCE SINCE IPO

in total return % (Source: S&P Capital IQ)



2500
2000
1500
1000
500
0
NWB
Peer Median
S&P 500 Bank
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024

Financial Highlights

Northwest Bancshares, Inc. and Subsidiaries

In thousands, except per share and other data

YEAR ENDED DECEMBER 31,	2024	2023	2022
Total assets	$14,408,224	14,419,105	14,113,324
Loans receivable, net	11,063,195	11,280,798	10,802,416
Deposits	12,144,554	11,979,902	11,464,548
Shareholders' equity	1,596,856	1,551,317	1,491,486
Book value per share	12.52	12.20	11.74
Tangible book value per share[1]	9.51	9.17	8.67
Closing market price per share	13.19	12.48	13.98
FOR THE YEAR ENDED DECEMBER 31,			
Net interest income	$435,578	435,683	420,681
Net income	100,278	134,957	133,666
Non-GAAP net income[1]	132,805	139,818	137,710
Diluted earnings per share	0.79	1.06	1.05
Non-GAAP earnings per share[1]	1.04	1.10	1.08
Dividends per share	0.80	0.80	0.80
KEY FINANCIAL RATIOS FOR THE YEAR ENDED DECEMBER 31,			
Return on average shareholders' equity	6.41%	8.94%	8.80%
Non-GAAP return on average shareholders' equity[1]	8.49%	9.26%	9.07%
Return on average assets	0.70%	0.95%	0.94%
Non-GAAP return on average assets[1]	0.92%	0.98%	0.97%
Equity to assets	11.08%	10.76%	10.57%
Tangible common equity to tangible assets[1]	8.65%	8.30%	8.03%
Net interest margin	3.26%	3.28%	3.20%
Nonperforming assets to total assets at end of period	0.54%	0.67%	0.58%
Net charge-offs as a percentage of average loans outstanding	0.32 %	0.11%	0.02%
Allowance for loan losses to nonperforming loans at end of period	188.24%	129.01%	143.98%
Allowance for loan losses as a percentage of loans receivable	1.04%	1.10%	1.08%
OTHER DATA AT DECEMBER 31,			
Full-service community banking locations	130	134	142
Average deposits per full-service location[2]	$93,420	89,402	80,736
Full time equivalent employees	1,956	2,098	2,160
Registered shareholders[3]	10,288	9,464	11,242

[1] See reconciliation of non-GAAP financial measures on page 18
[2] In thousands
[3] Excludes shareholders who own their stock in "street name"

Adding Expertise to Our Team

As we transform our bank, we must continue to build a best-in-class team. In 2024, we were pleased to welcome our new Chief Financial Officer, **Doug Schosser**, who oversees all financial management and a team across treasury, financial planning, accounting, reporting and tax.

In welcoming Doug, we say thank you to former CFO **Bill Harvey** as he begins his well-deserved retirement.

What's Next: Transforming to Better Serve Businesses

As we continue our multi-year transformation into a high-performing commercial bank, we are taking significant steps to provide even better service, additional expertise and expanded capabilities for businesses of any size and every sector.

For each of our commercial clients, we work to understand their needs and put solutions in place to create efficiencies and help them grow. We build full-service relationships, providing comprehensive support that includes loans, operating accounts, treasury management, wealth management, employee retirement plans and succession plans.

Providing 360-Degree Support for Small Businesses

To support small businesses throughout the communities we serve, our business bankers work collaboratively with our local financial center managers to better understand the needs of local businesses and economies. These insights allow our teams to tailor advice and support how and where it's needed.

To make the experience even more seamless, we organized our small business solutions across three levels of service, Basic, Preferred and Premier, to support businesses through every step of their journey—from day one to optimal growth.

Businesses can move up to the next tier of service as they grow, maximizing the value they receive while adding the products and benefits they need. These new small business-focused features add to our existing capabilities as a national Small Business Administration (SBA) Preferred Lender, which provides its own set of benefits, including lower rates and flexible repayment terms.

Specializing to Serve More Commercial Verticals

We continue to grow a team of industry experts who provide tailored advice and solutions to specialized verticals across the country. One example is Northwest Sponsor Finance, which supports the acquisition, recapitalization and growth investment efforts of private equity firms operating in the lower middle market. We also have specialized teams in Commercial Finance, Healthcare Finance, Equipment Finance and Sports Finance, each bringing deep industry knowledge to provide tailored financial solutions.



Seeding Success

Northwest Bank Commercial Real Estate lenders **Jeff Skonieczny** and **Mike Pietropaoli** recently worked with Geis Development to secure $29.9 million in financing to build a 195,000 sq. ft. advanced manufacturing facility in Bergen, N.Y. The facility will serve Netherlands-based Oxbo International, an innovator in specialty harvesting and controlled application technology. This facility will help Oxbo grow, today and in the future.



In 2024, we added new expertise and capabilities in the area of Restaurant and Franchise Finance. Providing best-in-class lending options to franchises across the nation will allow Northwest to further diversify our expanding commercial lending portfolio.



Supporting Women-Owned Businesses

As the owner of Levitate Float Spa, **Leanna Cameron** takes pride in improving the physical, mental and emotional well-being of her clients through a combination of spa treatments, float and oxygen therapies. She also is committed to playing her part in building a stronger community.

> "Northwest Bank has been an incredible partner. The support I had from them was pivotal in transforming my vision into reality."

What's Next: Helping Customers Achieve Their Goals

Every customer has their own unique financial goals. Helping them reach those goals and achieve their dreams requires a partner who takes the time to understand them and provides everything they need to get there.

At Northwest, we offer our customers the attention and welcoming environment of a community bank along with all the latest in solutions and digital banking capabilities. We're focused on providing engaging experiences whether customers are going to the bank or tapping into online and mobile banking. Our frontline team members put customers first and remain highly engaged in every personal interaction.

To further elevate Northwest as the bank of choice across the markets we serve, we are investing in our people, products, processes and technology. This includes:

- Enhancing the branch experience, from the appearance of our spaces to optimized staffing models and employee training
- Establishing customer journeys that are consistent and accessible in an omni channel environment
- Simplifying our deposit products to make banking easier

Through these efforts, we continue to show our commitment to people and families as they plan for what's next.

Continuing our Digital Transformation

With the launch of new features and functionality, we are continuing our multi-year effort to transform Northwest's digital capabilities. These enhancements allow us to better serve our customers:

- Improving customers' ability to manage their money and reach their financial goals using the comprehensive financial picture available through our enhanced Money Insights tool
- Enhancing card management features through Cardhub, which allows customers to manage cards, track spending, receive transaction alerts and more
- Enhancing cybersecurity through an improved biometric sign-in feature on our mobile app

Passing it Along

In 2024, we launched Refer-A-Friend, our customer referral program that provides customers with a $50 Visa® virtual reward when they refer someone they know to open a Northwest checking account. Newly referred customers earn a $200 reward when they open the account and complete program requirements. This program exceeded expectations, rewarding loyal customers and attracting new customers to the bank.



Adding New Leadership

Northwest Bank recently welcomed **Urich Bowers** as Chief Consumer Banking & Strategy Officer, overseeing approximately 1,100 employees, the bank's network of 130 financial centers, investment services; trust services; retail operations and the customer contact center.



Planning Secure Financial Futures

At Northwest, we take pride in helping people and business clients identify, plan for and eventually reach their financial goals.

Our team works with clients to develop comprehensive plans, from retirement accounts and other investments to estate plans and trusts, lines of credit, insurance and annuities.

From saving for college to retirement and trusts, our wealth management professionals are with customers every step of the way.

Wealth Assets Under Management*

Total in billions

2020	2021	2022	2023	2024
$4.859	$5.400	$6.290	$6.898	$7.297

Data as of December 31, 2024



"Regional banks, with their localized focus, often cultivate strong relationships with customers, enabling them to provide personalized services. These institutions become familiar in the neighborhood; they offer a sense of trust and community that resonates with account holders."

— *Newsweek*, which named Northwest Bank to its list of America's Best Regional Banks and Credit Unions 2024

What's Next: Building a Great Team

At Northwest Bank, we are constantly working to create an environment that attracts and retains talented and engaged team members. We continue to cultivate a workplace where everyone feels they belong, their experience matters and their expertise is valued.

Recognizing Outstanding Efforts

To build a company culture that celebrates and elevates excellence, we take the time to recognize employees who best reflect who we are as a bank.

Our High Five program empowers employees to award points to coworkers who uphold company values, drive goals and go above and beyond. Recipients can redeem points for gift cards and merchandise. Employees have distributed more than 4,300 awards to 1,600-plus recipients from over 50 departments.

Forming Team Connections

To connect team members who share common interests, backgrounds and experiences, Northwest Bank has five Employee Resource Groups (ERGs) with a total of more than 700 members. These voluntary, employee-led groups provide places for employees to share knowledge and serve as a sounding board for the organization. Each ERG increased its membership over the past year, some as high as 30%.

In 2024, our Veterans & First Responders ERG engaged with the National Veterans Memorial and Museum in Columbus to observe Veterans Day and attend a summit on optimizing engagement and making an impact.

Taking Steps Together

For a team to truly perform to its potential, team members must be able to understand one another, relate to one another and come together to solve problems.

Our annual "Walk a Mile" event encourages team members to connect with someone else within the company to walk or meet with virtually over lunch or a cup of coffee—a chance to share perspectives and have honest conversations.

Maintaining Strong Governance and Ethics

Integrity, transparency and trust are three principles that drive the way we do business. We continue to strengthen and enhance our approach to corporate governance, risk management and business ethics.

Our Code of Ethics defines the standards and expectations we have for how we conduct our business and interact with others. This applies to everyone—from front line employees to senior leaders and our Board of Directors. This gives everyone a clear understanding of our policies and expectations and provides helpful guidance whenever a question or concern arises. We also maintain a strong internal audit structure and a risk management framework driven by our Board of Directors.



Reed Levitz, Consumer Bank District Manager, Indiana, won the 2024 Ronald J. Seiffert Champions of Opportunity Award. Named for Northwest's former President and CEO, the award recognizes a team member who demonstrates the company's culture every day.



Melanie Clabaugh, Director of Internal Communications, won the 2024 William J. Wagner Leadership Award. Honoring Northwest's former Chairman, President and CEO, the award recognizes integrity, leadership style and contributions to moving the company forward.

What's Next: Building Strong Communities

We care about the well-being of the communities we serve because we don't just work in those communities—we live there, too.

Leveraging Partnerships to Invest in Communities

To help make the dream of home and small business ownership come to life for people living in low-to-moderate income communities, Northwest's community lending officers (CLOs) spend time building relationships with local organizations that are well-known and trusted. These partnerships, along with our participation in special loan programs like the SBA, First Front Door and Keys to Equity, have connected our CLOs with opportunities to educate, empower and provide the funds people need to achieve their goals.

Sharing our Expertise

Through these partnerships, members of the Northwest team are uniquely positioned to empower communities by sharing knowledge with our neighbors. From churches to schools and nonprofits, our team members frequently partner with local organizations to present on financial wellness topics. Northwest also makes free resources available to the public on its website, including articles, calculators and learning modules.

In Cleveland, CLO Charles Payton partnered with Breadwinners Academy to provide financial education to the Whitney School. Of this partnership, Breadwinners' founder said, "It's partnerships like this that bring real value and resources to OUR communities. Charles, your boots-on-the-ground education is making a lasting impact on the next generation of financially empowered individuals."

Homebuyer Success Story



Facing both physical and financial obstacles, Scott and Leah Adams never imagined homeownership was possible for them. But through their unwavering determination and support they received through a partnership between PathStone Indiana, First Merchants Bank and Northwest Bank **CLO Arlicia Robertson**, they made their dream come true! Today, they describe owning their first home as "freedom"— a testament to their resilience and help from the Homebuyers Acquisition and Rehabilitation Program (HARP).



Ready to be inspired?
Scan the code to read their story.

COMMUNITY LENDING
$241M

COMMUNITY DONATIONS
$2.8M

Making a Difference



In 2024, Northwest hosted an event for Gracehaven, a Columbus-based organization that provides education and resources to help fight human trafficking.

More than 130 Northwest employees learned about the role a bank can play in combating human trafficking. By monitoring unusual transactions and patterns, banks can identify and report suspicious activities that may indicate trafficking.

Financial Data

Condensed Consolidated Balance Sheet

In thousands, except share data

	AS OF DECEMBER 31,	
	2024	**2023**
ASSETS		
Cash and cash equivalents	$288,378	122,260
Marketable securities available-for-sale	1,108,944	1,043,359
Marketable securities held-to-maturity	750,586	814,839
Loans receivable, net of allowance for credit losses of $116,819 and $125,243	11,063,195	11,280,798
Federal Home Loan Bank stock, at cost	21,006	30,146
Accrued interest receivable	46,356	47,353
Real estate owned, net	35	104
Premises and equipment, net	124,246	138,838
Bank-owned life insurance	253,137	251,895
Goodwill and other intangible assets	383,834	386,287
Other assets	368,507	303,226
TOTAL ASSETS	**$14,408,224**	**14,419,105**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits	$12,144,554	11,979,902
Borrowed funds	200,331	398,895
Subordinated debt	114,538	114,189
Junior subordinated debentures	129,834	129,574
Advances by borrowers for taxes and insurance	42,042	45,253
Accrued interest payable	6,935	13,669
Other liabilities	173,134	186,306
TOTAL LIABILITIES	**12,811,368**	**12,867,788**
Preferred stock, $0.01 par value, 50,000,000 shares authorized; no shares issued	—	—
Common stock, $0.01 par value, 500,000,000 shares authorized; 127,508,003 and 127,110,453 shares issued and outstanding, respectively	1,275	1,271
Additional paid-in capital	1,033,385	1,024,852
Retained earnings	673,110	674,686
Accumulated other comprehensive loss	(110,914)	(149,492)
TOTAL SHAREHOLDERS' EQUITY	**1,596,856**	**1,551,317**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$14,408,224**	**14,419,105**

Condensed Consolidated Statements of Income

In thousands, except per share data

	YEARS ENDED DECEMBER 31,		
	2024	**2023**	**2022**
INTEREST INCOME			
Loans	$615,776	543,659	407,828
Investments and interest-earning deposits	53,420	44,263	40,970
TOTAL INTEREST INCOME	**669,196**	**587,922**	**448,798**
INTEREST EXPENSE			
Deposits	205,492	105,343	14,120
Borrowed funds	28,126	46,896	13,997
TOTAL INTEREST EXPENSE	**233,618**	**152,239**	**28,117**
Net interest income	435,578	435,683	420,681
Provision for credit losses - loans	27,679	18,664	17,860
Provision for credit losses - unfunded commitments	(3,174)	4,210	10,455
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**411,073**	**412,809**	**392,366**
NON-INTEREST INCOME			
Loss on sale of investments	(39,413)	(8,307)	(8)
Gain on sale of mortgage servicing rights	—	8,305	—
Gain on sale of SBA loans	3,819	1,800	—
Gain on sale of loans	—	726	—
Service charges and fees	62,957	59,214	55,188
Trust and other financial services income	30,102	27,284	27,765
Income from bank-owned life insurance	6,327	8,588	7,129
Mortgage banking income	2,321	2,431	4,865
Other	20,897	13,782	15,910
TOTAL NON-INTEREST INCOME	**87,010**	**113,823**	**110,849**
NON-INTEREST EXPENSE			
Compensation and employee benefits	214,455	195,691	188,359
Premises and occupancy costs	29,469	29,151	29,618
Office operations	12,433	12,955	13,318
Collections expense	2,121	1,695	1,808
Processing expenses	59,351	58,687	52,496
Marketing expenses	8,890	9,444	9,095
Federal deposit insurance premiums	11,600	9,271	4,778
Professional services	14,883	17,819	14,703
Amortization of intangible assets	2,452	3,270	4,277
Merger, asset disposition and restructuring expense	5,763	6,749	5,617
Other	7,120	6,822	5,454
TOTAL NON-INTEREST EXPENSE	**368,537**	**351,554**	**329,523**
Income before income taxes	129,546	175,078	173,692
Income tax expense	29,268	40,121	40,026
NET INCOME	**$100,278**	**134,957**	**133,666**
Basic earnings per share	$0.79	1.06	1.05
Diluted earnings per share	0.79	1.06	1.05

Reconciliation of non-GAAP financial measures reported in Financial Highlights

in thousands, except per share amounts

YEARS ENDED DECEMBER 31,

	2024	2023	2022
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME			
Net income (GAAP)	$100,278	134,957	133,666
Non-GAAP adjustments			
Add: merger, asset disposition and restructuring expense	5,763	6,749	5,617
Add: loss on the sale of investments	39,413	8,307	—
Less: gain on sale of mortgage servicing rights	—	(8,305)	—
Less: tax benefit of non-GAAP adjustments	(12,649)	(1,890)	(1,573)
Adjusted net income (non-GAAP)	**$132,805**	139,818	137,710
Diluted earnings per share (GAAP)	**$0.79**	1.06	1.05
Diluted adjusted earnings per share (non-GAAP)	**$1.04**	1.10	1.08
Average equity	$1,563,454	1,510,285	1,518,704
Average assets	14,385,171	14,269,809	14,177,698
Annualized return on average equity (GAAP)	6.41%	8.94%	8.80%
Annualized return on average assets (GAAP)	0.70%	0.95%	0.94%
Annualized return on average equity, excluding merger, asset disposition and restructuring expense, loss on the sale of investments and gain on sale of mortgage servicing rights, net of tax (non-GAAP)	8.49%	9.26%	9.07%
Annualized return on average assets, excluding merger, asset disposition and restructuring expense, loss on sale of investments, and gain on sale of mortgage servicing rights, net of tax (non-GAAP)	0.92%	0.98%	0.97%

The following non-GAAP financial measures used by the Company provide information useful to investors in understanding our operating performance and trends, and facilitate comparisons with the performance of our peers. The following table summarizes the non-GAAP financial measures derived from amounts reported in the Company's Consolidated Statements of Financial Condition.

	2024	2023	2022
TANGIBLE COMMON EQUITY TO ASSETS			
Total shareholders' equity	$1,596,856	1,551,317	1,491,486
Less: goodwill and intangible assets	(383,834)	(386,287)	(389,557)
Tangible common equity	**$1,213,022**	**1,165,030**	**1,101,929**
Total assets	$14,408,224	14,419,105	14,113,324
Less: goodwill and intangible assets	(383,834)	(386,287)	(389,557)
Tangible assets	**$14,024,390**	**14,032,818**	**13,723,767**
Tangible common equity to tangible assets	8.65%	8.30%	8.03%
TANGIBLE COMMON EQUITY TO TANGIBLE ASSETS, INCLUDING UNREALIZED LOSSES ON HELD-TO-MATURITY INVESTMENTS			
Tangible common equity	$1,213,022	1,165,030	1,101,929
Less: unrealized losses on held to maturity investments	(112,638)	(115,334)	(129,865)
Add: deferred taxes on unrealized losses on held to maturity investments	31,539	32,294	36,362
Tangible common equity, including unrealized losses on held-to-maturity investments	**$1,131,923**	**1,081,990**	**1,008,426**
Tangible assets	$14,024,390	14,032,818	13,723,767
Tangible common equity to tangible assets, including unrealized losses on held-to-maturity investments	8.07%	7.71%	7.35%
TANGIBLE BOOK VALUE PER SHARE			
Tangible common equity	$1,213,022	1,165,030	1,101,929
Common shares outstanding	127,508,003	127,110,453	127,028,848
Tangible book value per share	9.51	9.17	8.67

Investor Information

Corporate Headquarters

3 Easton Oval, Suite 500
Columbus, OH 43219
Phone: (800) 859-1000
www.northwest.com

Annual Meeting

The Annual Meeting will be held virtually at
10:00 a.m. Eastern Time on April 17, 2025 at
www.virtualshareholdermeeting.com/NWBI2025.

Stock Listing

Northwest Bancshares, Inc. common stock trades on the
NASDAQ Global Select Market under the symbol "NWBI."
The CUSIP number is 667340103.

Registrar, Transfer and Dividend Disbursing Agent

Shareholder communications regarding change of address,
change in stock registration, reporting of lost certificates
and dividend checks should be directed to:

Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, NY 10005
Phone: (877) 715-0499 or (800) 937-5449
Email: helpAST@equiniti.com
www.equiniti.com

Online Shareholder Account Access

Registered shareholders can securely manage their
account(s) online through Equiniti Trust Company, LLC at
www.equiniti.com by navigating to "Login", "AST Access
to AST Portals", clicking "Login" under Individuals and
then under "Shareholder Central", click "Login" again.
Here you can easily obtain important details about your
holdings and general stock transfer information, as well
as initiate a number of transactions and inquiries including
the following:

• Update your mailing address
• Print a duplicate 1099 tax form
• Combine/consolidate accounts
• Request a replacement dividend check
• Download stock transfer instructions and forms
• Enroll in direct deposit of dividends

Independent Auditors

KPMG LLP, Pittsburgh, Pennsylvania

Securities Counsel

Davis Polk & Wardwell LLP, New York, New York

Financial Information

The Annual Report on Form 10-K is filed with the Securities
and Exchange Commission (SEC). Copies of this document
and other filings, including exhibits thereto, may be
obtained electronically at www.sec.gov or through the
company's website, www.northwest.com. Copies may also
be obtained, without charge, by submitting a request to:

Shareholder Relations
Northwest Bancshares, Inc.
100 Liberty Street
P.O. Box 128
Warren, PA 16365
Phone: (800) 859-1000
Email: shareholderrelations@northwest.com

Direct Deposit of Dividends (ACH)

Registered shareholders who do not reinvest their
dividends may elect to have cash dividends directly
deposited into their savings or checking account, thereby
providing immediate access to funds and eliminating mail
delays and lost or stolen checks. You may enroll online by
accessing your shareholder account(s) at www.equiniti.
com or, to obtain an enrollment card, by calling Equiniti
Trust Company, LLC at (877) 715-0499, (800) 937-5449
or Northwest at (800) 859-1000.

Investor Relations

Louis J. Torchio
President and Chief Executive Officer

Douglas M. Schosser
Chief Financial Officer

3 Easton Oval, Suite 500
Columbus, OH 43219
(814) 726-2140
Northwest.com

Northwest
Bancshares, Inc.